UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13) 1

Tandy Leather Factory, Inc.
(Name of Issuer)

Common Stock, $.0024, Par Value
(Title of Class of Securities)

87538X105
(CUSIP Number)

Calendar Year 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be demed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87538X105	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Leather Factory, Inc. Employees’ Stock Ownership Plan and Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, USA

NUMBER OF SHARES	5.	SOLE VOTING POWER 929,069
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER None
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 929,069
PERSON WITH	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,069
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.53
12.	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	(a) Name of Issuer:
Tandy Leather Factory, Inc.

(b) Address of Issuer’s Principal Executive Offices:
3847 East Loop 820 South, Fort Worth, Texas 76119

Item 2.	(a) Name of Person Filing:
The Leather Factory, Inc. Employees’ Stock Ownership Plan and Trust

(b) Address of Principal Business Office or, if none, Residence:
American National Bank of Texas 111 N W Newton, Suite B, Burleson, Texas 76028

(c) Citizenship:
Not applicable.

(d) Title of Class of Securities:
Common stock, $0.0024 par value

(e) CUSIP Number:
87538X105

Item 3.	Type of Reporting Person:
Employee Benefit Plan

Item 4.	Ownership:
(a) Amount Beneficially Owned:
929,069 shares of Common Stock

(b) Percent of Class:
8.53

(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote: 929,069
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 929,069
(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007	The Leather Factory, Inc. Employees’ Stock Ownership Plan and Trust

By: American National Bank of Texas

/s/ Robert D. Roten
Robert D. Roten, Senior Vice President